Exhibit 99.115

Unaudited Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

WonderFi

WonderFi Technologies Inc.
(formerly Austpro Energy Corporation)

Interim Condensed Consolidated Financial Statements

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the interim condensed consolidated financial statements required to be filed, they must be accompanied by a notice indicating that the interim condensed consolidated financial statements have not been reviewed by an auditor.

The accompanying interim condensed consolidated financial statements of WonderiFi Technologies Inc. (the "Company" or “WonderFi”) have been prepared by management and approved by the Audit Committee and Board of Directors of WonderiFi.

The Company’s independent auditors have not performed a review of these interim condensed consolidated financial statements in accordance with the standards established by the Charted Professional Accountants of Canada for a review of interim condensed consolidated financial statements by an entity’s auditors.

Interim Condensed Consolidated Financial Statements of Financial Position (Expressed in Canadian dollars) (Unaudited)

	Note(s)	March 31, 2022	September 30, 2021
Assets
Current assets
Cash and cash equivalents	5	18,779,294	20,346,956
Trade and other receivables	6	3,155,371	94,759
Prepaid expenses		867,189	811,246
Digital Asset inventory	7	2,895,013	-
Digital Assets	8	17,739,547	4,110,325.00
Client assets	9	411,873,873	-
Income tax receivable		281,738	-
Total current assets		455,592,025	25,363,286
Property and equipment	10	400,539	8,934
Right-of-use assets	11	403,429	-
Intangible assets	4, 12	80,442,324	-
Goodwill	4	59,375,611	-
Deferred tax assets		37,080	-
Investments	13	2,024,627	-
Total assets		598,275,635	25,372,220
Liabilities
Current liabilities
Trade and other payables	15	9,851,338	470,010
Current portion of lease liabilities	11	178,218	-
Due to related parties	14	1,610	65,370
Client liabilities	9	411,873,873	-
Total current liabilities		421,905,039	535,380
Long term lease liabilities	11	225,211	-
Total liabilities		422,130,250	535,380
Shareholder's equity
Share capital	16	193,577,760	28,619,942
Contributed surplus		7,290,472	1,292,008
Subscriptions receivable		(12,500)	(12,500)
Deficit		(24,710,347)	(5,062,610)
Total shareholder's equity		176,145,385	24,836,840
Total shareholder's equity and liabilities		598,275,635	25,372,220
Subsequent events	21

The accompanying notes are an integral part of the interim condensed consolidated financial statements

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars, except quantity of shares) (Unaudited)

		Three months ended March 31,		Six months ended March 31,
	Note(s)	2022	2021	2022	2021
Revenues		253,979	-	253,979	-
Expenses
Salaries and wages		1,676,278	-	1,801,911	-
Bank and transaction fees		117,645	277	144,014	277
Marketing		1,472,375	1,853	2,912,164	1,853
Professional fees and consulting		7,880,852	25,496	10,163,022	25,496
IT expenses		44,664	792	98,191	792
Depreciation and amortization		193,228	-	194,538	-
Share-based payments	14, 16	2,632,792	395,528	3,480,554	395,528
General and administrative expenses		339,078	15,298	879,928	15,298
Operating loss		(14,102,933)	(439,244)	(19,420,343)	(439,244)
Other (gain) loss
Revaluation of inventory	7	(127,912)	-	(127,912)	-
Finance income		(19,771)	-	(36,836)	-
(Gain) loss on revaluation of Digital Assets	8	(275,362)	-	214,961	-
Foreign exchange loss		271,307	4,860	175,393	4,860
Realized loss on revaluation of Digital Assets	8	1,788	-	1,788	-
Net loss before income taxes		(13,952,983)	(444,104)	(19,647,737)	(444,104)
Income tax recovery		-	(28,640)	-	(28,640)
Net loss for the period		(13,952,983)	(415,464)	(19,647,737)	(415,464)
Other comprehensive income
Gain on revaluation of Digital Assets, net of tax		-	(183,506)	-	(183,506)
Total comprehensive loss for the period		(13,952,983)	(231,958)	(19,647,737)	(231,958)
Basic and fully diluted per share		(0.15)	(0.02)	(0.24)	(0.02)
Weighted average number of common shares		92,839,030	19,535,230	81,866,596	19,535,230

The accompanying notes are an integral part of the interim condensed consolidated financial statements

Interim Condensed Consolidated Statements of Changes in Equity (Expressed in Canadian dollars, except quantity of shares) (Unaudited)

		Number of common	Share capital	Subscriptions received in advance	Share - based payments reserve	Deficit	Revaluation reserve	Total equity
	Note	shares	$	$	$	$	$	$
Balance as of September 30, 2021		60,910,825	28,619,942	(12,500)	1,292,008	(5,062,610)	-	24,836,840
Private placements	16	32,270,001	69,489,002	-	2,026,158	-	-	71,515,160
Shares issued for services	16	3,689,145	5,511,505	-	-	-	-	5,511,505
Share issuance cost - cash		-	(5,656,785)	-	-	-	-	(5,656,785)
Share issuance cost - non-cash		-	(1,329,094)	-	1,329,094	-	-	-
Shares issued for options exercised		546,375	593,738	-	(318,064)	-	-	275,674
Shares issued for warrants exercised		541,677	824,432	-	(282,755)	-	-	541,677
Restricted shares issued		188,333	199,165	-	(199,165)	-	-	-
Shares repurchased	16	(4,008,300)	(5,147,641)	-	-	-	-	(5,147,641)
Shares issued for Business Combination	16	68,349,317	100,473,496	-	(37,358)	-	-	100,436,138
Share-based payments		-	-	-	3,480,554	-	-	3,480,554
Net loss for the period		-	-	-	-	(19,647,737)	-	(19,647,737)
Balance as of March 31, 2022		162,487,373	193,577,760	(12,500)	7,290,472	(24,710,347)	-	176,145,385

Balance as of January 30, 2021		-	-	-	-	-	-	-
Private placements	16	23,998,461	2,365,000	-	-	-	-	2,365,000
Shares issued for services		461,537	115,384	-	-	-	-	115,384
Share-based payments		-	-	-	10,144	-	-	10,144
Net loss for the period		-	-	-	-	(415,464)	-	(415,464)
Other comprehensive income		-	-	-	-	-	183,506	183,506
Balance as of March 31, 2021		24,459,998	2,480,384	-	10,144	(415,464)	183,506	2,258,570

The accompanying notes are an integral part of the interim condensed consolidated financial statements

Interim Condensed Consolidated Statements of Cash Flows (Expressed in Canadian dollars) (Unaudited)

		Three months ended March 31,		Six months ended March 31,
	Note(s)	2022	2021	2022	2021
Operating activities
Net loss for the period		(13,952,983)	(415,464)	(19,647,737)	(415,464)
Changes in non-cash operating items
Depreciation and amortization	10, 12	193,228	-	194,538	-
Share-based payments	16	2,632,792	395,528	3,480,554	395,528
Shares issued for services	16	4,211,505	-	5,511,505	-
Unrealized (gain) loss on revaluation of Digital Assets		(275,362)	-	214,961	-
Digital Assets proof of staking income		(15,861)	-	(32,882)	-
Digital Assets development expense		60,293	-	60,293	-
Foreign exchange loss		243,286	-	146,754	-
Revaluation of inventory		(127,912)	-	(127,912)	-
Loss on disposal of Digital Assets		1,788	-	1,788	-
		6,923,757	395,528	9,449,599	395,528
Changes in non-cash working capital items	17	141,243	5,172	373,215	5,172
Cash used in operating activities		(6,887,983)	(14,764)	(9,824,923)	(14,764)
Investing activities
Purchase of property and equipment		(34,904)	-	(38,274)	-
Investments		3,896,263	-	(1,975,127)	-
Cash consideration for acquisition of Bitbuy	4	(38,624,575)		(38,624,575)
Purchase of Digital Assets	8	(3,871,368)	-	(3,871,368)	-
Disposal of Digital Assets	8	3,892,752	-	92,997	-
Cash used in investing activities		(34,741,832)	-	(44,416,347)	-
Financing activities
Proceeds from private placements	16	40,151,157	1,075,000	62,765,159	1,075,000
Share issuance costs	16	(3,450,435)	-	(5,656,785)	-
Proceeds from options/warrants exercised		110,521	-	817,351	-
Shares repurchased	16	(5,147,641)	-	(5,147,641)	-
Repayment of related party balance		(79,385)	-	(63,760)	-
Advance from related parties		-	8,628	-	8,628
Cash provided by financing activities		31,584,217	1,083,628	52,714,324	1,083,628
Foreign exchange effect on cash		(7,164)	-	(40,716)	-
Change in cash		(10,052,762)	1,068,864	(1,567,662)	1,068,864
Cash, beginning of period		28,832,056	-	20,346,956	-
Cash, the end of period		18,779,294	1,068,864	18,779,294	1,068,864

The accompanying notes are an integral part of the interim condensed consolidated financial statements

Notes to Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

On August 30, 2021, Austpro Energy Corporation (“Austpro”) and Defi Ventures Inc. (“Defi”) completed a plan of arrangement which resulted in a reverse takeover (“Transaction”) of Austpro by the shareholders of Defi. In the closing of this Transaction, Austpro also completed an 8.727:1 consolidation of its common shares and changed its name to WonderFi Technologies Inc. The Company’s wholly owned subsidiary Defi also changed its name to WonderFi Digital Inc. (“WonderFi Digital”) as part of this Transaction.

WonderFi commenced operations on January 30, 2021, and is actively engaged in the development of a technology platform to facilitate investments in the emerging industry of decentralized finance. The Company’s common shares trade on the Neo Exchange (“NEO”) under the symbol “WNDR”, and its registered office is located at Suite 250, 780 Beatty Street Vancouver, British Columbia V6B 2M1.

On March 25th, 2022, the Company incorporated a new subsidiary entity Bitbuy Holdings Inc. (“Bitbuy”). Through Bitbuy, the Company completed the acquisition (“Business Combination”) of First Ledger Corp., (“FLC”), the parent company of Bitbuy Technologies Inc. FLC was then immediately amalgamated into Bitbuy. FLC is a leading cryptocurrency platform and the first approved crypto marketplace in Canada. The acquisition of FLC provides the Company with Canada's largest approved crypto marketplace, and one of the fastest growing crypto platforms in Canada.

The Company now operates through two reportable segments: Bitbuy with Centralized Finance and WonderFi with Decentralized Finance.

These interim condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern. The Company has incurred losses and has had negative cash flows from operations since inception that have primarily been funded through financing activities. The interim condensed consolidated financial statements do not reflect the adjustments to the carrying amounts of assets and liabilities and the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. Management believes its working capital will be sufficient to support the activities for the next twelve months and expects to raise additional amounts.

Novel Coronavirus

Since March 2020, several measures have been implemented in Canada and the rest of the world in response to the novel coronavirus (“COVID-19”). The impact of COVID-19 is undeterminable given the current dynamic circumstances.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

Statement of compliance

These interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, being International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The disclosures contained in these interim financial statements do not contain all requirements for annual consolidated financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2021. Significant accounting policies have been described in Note 3 of the interim financial statements.

These interim financial statements were authorized for issue by the Board of Directors on May 13, 2022.

Basis of presentation and measurement

These interim financial statements have been prepared on a historical cost basis except for the cryptographic assets (“Digital Assets”) and liabilities, which are measured at fair value. In addition, these interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These interim financial statements are presented in Canadian Dollars, which is also the Company’s functional currency.

Basis of consolidation

These interim financial statements include accounts of the Company and its wholly-owned subsidiaries, from the date of control, as at March 31, 2022. All intercompany balances and transactions have been eliminated upon consolidation.

Subsidiaries	Ownership
Bitbuy Holdings Inc.	100%
21 Digital Inc.	100%
Bitbuy Technologies Inc.	100%
Blockchain Markets Inc.	100%
WonderFi Digital Inc.	100%
WonderFi Technologies Inc.	100%

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Critical accounting judgements, estimates and assumption

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Valuation of business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgment is also made on identifying assets acquired. For a business combination, significant estimates and assumptions are required to determine the purchase price allocation, including the valuation of intangible assets acquired.

Other significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the annual audited consolidated financial statements for the year ended September 30, 2021.

Business Combinations

The Company follows the acquisition method to account for business combinations in accordance with IFRS 3, Business Combinations. The consideration for the acquisition of a business is measured as the fair value of assets transferred, equity instruments issued and liabilities incurred as at the date of acquisition. Identifiable assets acquired and liabilities assumed in a business combination are measured at their estimated fair values on the date of a business acquisition.

The excess of the consideration transferred over the estimated fair value of the net assets acquired is recorded as goodwill. If the consideration transferred is less than the net assets acquired, the difference is recognized directly in the consolidated statement of loss and comprehensive loss as a gain on acquisition.

Results of operations of a business acquired are included in the Company’s consolidated financial statements from the date of the business acquisition. Acquisition costs including those tied to continuing employment of pre-existing shareholders for future services are recognized in the consolidated statement of loss and comprehensive loss.

New information obtained during the measurement period, which is up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date may affect the purchase price allocation.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Revenue recognition

Revenue arises mainly from the commission taken on cash deposits, transactions and withdrawals. The Company also realizes a profit on over-the-counter transactions (OTC) based on the net amount between the purchase price and selling price. The Company acts as an agent on behalf of over-the-counter customers for cryptocurrency trading as the company does not control the cryptocurrencies before they are transferred to over-the-counter customers.

To determine whether to recognize revenue, the Company follows a five-step approach:

•	Identifying the contract with a customer;

•	Identifying the performance obligations;

•	Determining the transaction price;

•	Allocating the transaction price to the performance obligations;

•	Recognizing revenue when/as performance obligations are satisfied.

Revenue is recognized at a point in time when the Company satisfies performance obligations by transferring the services to its customers.

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes and duty. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably. The Company recognized revenue from the following major sources:

•	Transaction revenue

The Company operates fiat and cryptocurrency exchanges through Bitbuy's website. The Company earns revenue by charging a commission to execute such trades and recognizes revenue at a point in time when the trade is complete;

•	Market making revenue

The Company acts as a liquidity provider to fulfill some of its trades by quoting both counterparties looking the buy or sell cryptocurrencies. The Company uses its Digital Assets held as inventory to fulfill the trade. The Company earn revenue on the bid–ask spread at a point in time when the trade is complete.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Digital Asset inventory

In accordance with IAS 2, Inventories, the Company notes that one of its subsidiaries, Twenty-one Digital (“21 Digital”), acts as a commodity broker-trader for its cryptocurrencies holdings. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory. Therefore, the cryptocurrency assets held by 21 Digital are accounted for as inventory and changes in fair value less costs to sell are recognized in profit or loss. Fair value is determined by reference to quoted prices published by Cryptocompare, a pricing aggregator.

Digital Assets

Digital Assets consist of cryptocurrencies and are classified as current assets. In accordance with IAS 38, Intangible Assets, Digital Assets are initially recognized at cost and the revaluation method is used to measure the Digital Assets subsequently.

Digital Assets are measured at fair value using the quoted price on Cryptocompare, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13, Fair Value Measurement, fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

Digital Assets are classified as current assets as they are regularly traded on exchange platforms globally between willing buyers and sellers which provide a high degree of liquidity. Digital Assets are considered to have indefinite lives and, therefore, are not amortized but subject to review for impairment. The increase in carrying value at the end of the measurement period is recognized in equity through other comprehensive income and presented as revaluation surplus in equity, unless and to the extent it reverses a revaluation decrease previously recognized in the profit or loss, a decrease in carrying value at the end of the measurement period is recognized in the profit and loss, unless and to the extent of any credit balance existing in the revaluation surplus associated with the underlying asset, in which case the decreases will be recognized through other comprehensive income to reduce the revaluation surplus.

When Digital Assets are exchanged or sold for traditional fiat currencies, such as the Canadian dollar, the Digital Assets are derecognized when the Company has transferred substantially all the risks and rewards of ownership. Gains and losses in such exchange are included in profit or loss.

Client assets and liabilities

Client cash and Digital Assets are represented as both an asset and liability on the consolidated statements of financial position. The client assets relate to funds deposited with the Company in either fiat or Digital Assets format for the purpose of executing trades. The client assets are either held with a financial institution or a Digital Assets custodian to which the Company has control over and bears any associated risk.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Property and equipment are depreciated on a straight-line basis based on the useful life of each component as follows:

-	Computer equipment	36 months

-	Furniture and fixtures	36 months

The carrying amount of a replaced asset is derecognized.

Intangible assets

Intangible assets acquired separately are initially measured at cost plus direct acquisition costs. Intangible assets acquired in the Business Combinations are measured at their fair value as at the acquisition date.

Intangible assets with a finite useful life are amortized over their useful lives and the amortization period and method are reviewed at least annually at the year end.

The Company’s intangible assets consist of technology, customer relationships and brand acquired in the Business Combination and are amortized on a straight-line basis over their useful lives as follows:

-	Customer relationship	7 years

-	Technology	10 years

-	Brand	10 years

Goodwill

Goodwill represents the excess of the cost of a business combination over the fair value of the identifiable assets, liabilities and contingent liabilities acquired at the date of acquisition. Cost comprises the fair value of assets given, liabilities assumed, and equity instruments issued, plus the amount of any non-controlling interests in the acquiree plus, if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree. Contingent consideration is included in cost at its acquisition date fair value and, in the case of contingent consideration classified as a financial liability, remeasured subsequently through profit or loss. Direct costs of acquisitions are recognized immediately as an expense. Goodwill is carried at cost less any accumulated impairment losses. Goodwill is allocated to each cash generating unit (“CGU”) or group of CGUs. A CGU represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized, but rather reviewed for impairment annually or more frequently if events or circumstances indicates that the asset might be impaired.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Impairment of non-financial assets

The carrying amount of the Company’s property and equipment and intangible assets with definite lives, which includes technology, customers lists and trademarks acquired in the Business Combination, are reviewed whenever an indicator of impairment exists. If such indication exists, the asset’s recoverable amount is estimated.

For the purpose of assessing an asset’s recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. Assets that cannot be tested individually are grouped at the lowest levels for which there are separately identifiable cash inflows, typically at the CGU level. An impairment loss is recognized whenever the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in the consolidated statement of loss and compressive loss.

Goodwill and indefinite life intangible assets are reviewed based on its group of CGUs for impairment annually or at any time if an indicator of impairment exists.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses are assessed at each reporting date for an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment losses cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Leases

Leases are recognized as a right-of-use asset with a corresponding liability at the date at which the leased asset is available for use in accordance with IFRS 16, Leases. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments, less any lease incentives receivable.

•	Variable lease payments that are based on an index or rate.

•	Amounts expected to be payable by the lessee under residual value guarantees.

•	The exercise price of a purchase option if the Company is reasonably certain to exercise that option.

•	Payments for penalties for terminating the lease.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability.

•	Any lease payments made at or before the commencement date less any lease incentives received.

•	Any initial direct costs.

•	Restoration costs.

Payments associated with short-term leases and leases of low-value assets less than $5,000 are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a term of 12 months or less. Low value assets comprise office equipment.

As a practical expedient, IFRS 16 permits a lessee to not separate non-lease components, but instead account for any lease and associated non-lease components as a single arrangement. The Company has applied this practical expedient.

Provisions

Under IAS 37, Provisions, Contingent Liabilities and Contingent assets, provisions represent liabilities to the Company for which the amount or timing is uncertain. A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When the Company expects that part or all of the expense will be refunded, the refund will be recognized as a separate asset only on the date when there is certainty of receiving the asset. The expense will be recognized in the statement of profit or loss net of the expected refund.

Share-based payments

Share-based payments are recorded in accordance with IFRS 2, Share-based Payment.

Restricted share units

The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units (“RSUs”), the fair value at the grant date is determined by multiplying the Company’s share price at the grant date by the number of RSUs granted. The resulting fair value of the RSUs is then adjusted for an estimated forfeiture rate which is determined based on historical data and is recognized over the vesting period. Actual number of RSUs that will eventually vest is likely to be different from estimation.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Shares

The Company grants shares vesting immediately in exchange of certain services. In the absence of evidence to the contrary, the Company presumes the services have been received at the grant date and recognizes the services expense in full with a corresponding increase to share capital.

The fair value of shares vesting immediately is based on the closing stock price at the grant date.

Options and Warrants

The Company operates a stock option plan to certain employees. Employee options are measured at the fair value of the options granted and recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant party becomes fully entitled to the award (“Vesting Date”).

The Company also grants options and warrants in exchange of certain services from non-employees. Options and warrants to non-employees are measured at the fair value of services received or the fair value of the equity instruments issued if it is determined the fair value of the services cannot be reliably measured. The service expenses are recorded at the date the services are received.

The fair value of options and warrants is measured at the grant date and each tranche is recognized on a graded-vesting basis over the vesting period based on the number of options and warrants expected to ultimately vest. The number of options and warrants expected to vest is reviewed for adjustment at least annually. The terms and conditions of the options and warrants granted are accounted for in measuring the fair value using the Black-Scholes option pricing model.

Where options and warrants are exercised, the cash proceeds along with the amount previously recorded as share-based payment reserves under contributed surplus is reclassified to share capital. Where options and warrants expire unexercised, amounts previously recorded as contributed surplus remain as such.

4.	BUSINESS COMBINATION

On March 25, 2022, the Company completed the acquisition of FLC by purchasing all of the issued and outstanding shares of the entity. FLC is the parent company of Bitbuy Technologies Inc., Canada’s first approved crypto marketplace. Pursuant to the purchase agreement, the Company issued 70,000,000 shares on March 25, 2022. Additionally, the company paid $38,624,575 of cash and owed $8,875,425 debt with 4% interest due in one year from the acquisition which is offset by a working capital adjustment.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The acquisition of FLC by the Company is considered to be a business combination. The assets acquired from the acquisition are to be recorded at their estimated fair values in accordance with IFRS 3, Business Combination. IFRS 3 allows for a measurement period, which shall not exceed one year from the acquisition date, in which the Company may gather the information necessary to record the acquisition in accordance with IFRS 3. As at March 31, 2022, the Company is still in measurement phase. The preliminary allocation of purchase consideration is as follows:

March 24, 2022
Assets acquired:
Prepaid expenses and other assets	667,870
Taxes receivable	3,090,422
Digital Asset inventory	2,771,480
Digital Assets	1,451,330
Client assets	395,781,890
Property and equipment	360,190
Customer relationships	40,226,000
Brand	9,226,000
Technology	31,168,000
484,743,182

Liabilities assumed:
Accounts payable and accrued liabilities	6,245,420
Client liabilities	395,781,890
Short-term debt	3,030,770
405,058,080

Net assets acquired	79,685,102
Consideration	139,060,713
Goodwill	59,375,611

The consideration consists of the following components:
Cash	38,624,575
Share consideration, net of stock option exchange	100,436,138
139,060,713

As part of the transaction, the Company replaced the existing stock options and warrants of Bitbuy with those of the Company. The fair value of Bitbuy options already vested as of the date of the acquisition has been incorporated in the purchase price consideration.

The main factors leading to the recognition of goodwill are the presence of certain intangible assets, such as assembled workforce, which do not qualify for separate recognition, and the fact that additional value is generated through the collective use of the acquired assets rather than individually.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

During the period ended March 31, 2022, FLC contributed 253,979 to the Company’s revenue and loss of 173,839 to net and comprehensive loss.

The Company also paid $2,500,000 in cash and 1,650,683 common shares for a total broker fee of $4,926,504.

5.	CASH AND CASH EQUIVALENTS

The Company holds cash and cash equivalent as follows:

	March 31, 2022	September 30, 2021
Cash	18,721,794	20,346,956
Guaranteed Investment Certificate (“GIC”) investments	57,500	-
	18,779,294	20,346,956

A GIC ordered on December 24, 2021 with prime less 2.4% interest rate was requested by the Company’s bank as security for the Company’s corporate credit cards.

6. TRADE AND OTHER RECEIVABLES

The Company holds trade and other receivables as follows:

	March 31, 2022	September 30, 2021
Trade and other receivables	16,382	-
Sales tax receivable	3,138,989	94,759
	3,155,371	94,759

7. DIGITAL ASSET INVENTORY

The Company holds Digital Assets as inventory as follows:

Digital Asset inventory	Units	Amount ($)
Bitcoin (BTC)	23.31	1,326,953
Ethereum (ETH)	204.30	838,170
Litecoin (LTC)	154.67	240,912
Stellar Lumens (XLM)	508,564.95	145,140
Aave (AAVE)	257.89	135,158
Others		208,680
Balance as of March 31, 2022		2,895,013

All Digital Asset inventory was acquired on March 25, 2022 with the Business Combination (Note 4).

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

8.	DIGITAL ASSETS

The Digital Assets owned by the Company are intangible assets under IAS 38, Intangible Assets.

Digital Assets	Units	Amount ($)
Bitcoin (BTC)	145.80	8,302,922
USD Coin (USDC)	4,021,417.08	5,030,678
Ethereum (ETH)	817.58	3,332,317
Tether (USDT)	160,007.27	199,945
Chainlink (LINK)	5,325.55	112,582
Others		761,103
Balance as of March 31, 2022		17,739,547

Digital Assets	Units	Amount ($)
Bitcoin (BTC)	42.95	2,400,162
Ethereum (ETH)	388.25	1,484,209
Uniswap (UNI)	3,307.38	99,204
Compound (COMP)	136.65	55,362
Yearn Finance (YFI)	0.67	24,808
Others		46,580
Balance as of September 31, 2021		4,110,325

Digital Assets activities during the six months ended March 31, 2022 and year end September 30, 2021 are as follows:

	March 31, 2022	September 30, 2021
Balance, beginning of year	4,110,325	-
Digital Assets received in exchange for share capital	8,750,001	1,020,000
Digital Assets acquired in Business Combination	1,451,334	-
Digital Assets purchased	3,871,368	3,045,039
Digital Assets earned as part of proof of stake	32,882	174
Foreign exchange impact	(106,324)	59,674
Digital Assets development expense	(60,293)	-
Digital Assets sold	(92,997)	-
Loss on disposal of Digital Assets	(1,788)	-
Unrealized loss on revaluation of Digital Assets	(214,961)	(14,562)
Balance, end of period	17,739,547	4,110,325

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

9.	CLEINT ASSETS AND LIABILITIES

Client Assets and liabilities	Units	Amount ($)
Cash – $CA		42,855,094
Cash – $US		263,039
Bitcoin (BTC)	3,046.88	173,211,317
Ethereum (ETH)	34,550.07	141,860,025
Stellar Lumens (XLM)	24,511,617.66	6,963,357
Solana (SOL)	50,931.70	7,816,997
Cardano (ADA)	4,177,553.70	5,973,902
Others		32,930,143
Balance as of March 31, 2022		411,873,873

As at March 31, 2022, the Company held cash and Digital Assets on behalf of clients. The cash was held to enable clients to execute trades involving Digital Assets. Cash balances were held in bank accounts and Digital Assets were held with third-party custodians. The Company has control over these assets and bears the associated risks.

10. PROPERTY AND EQUIPMENT

	Computer equipment	Furniture and fixtures	Total
Balance as of September 30, 2021	8,934		8,934
Additions during the period (Note 4)	236,822	161,645	398,467
Depreciation during the period	(5,602)	(1,260)	(6,862)
Balance as of March 31, 2022	240,154	160,385	400,539

As of March 31, 2022
Cost	247,534	161,645	409,179
Accumulated depreciation	(7,380)	(1,260)	(8,640)
Net book value	240,154	160,385	400,539

Balance as of January 30, 2021 (Incorporation date)	-	-	-
Additions during the period	10,712	-	10,712
Depreciation during the period	(1,778)	-	(1,778)
Balance as of September 30, 2021	8,934	-	8,934

As of September 30, 2021
Cost	10,712	-	10,712
Accumulated depreciation	(1,778)	-	(1,778)
Net book value	8,934	-	8,934

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

11. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company leases its office in Toronto, Ontario. The following table presents the right-of-use assets and lease liabilities for the six months ended March 31, 2022:

Right-of-use assets
Balance as of September 30, 2021	-
Additions during the period (Note 4)	403,429
Depreciation during the period	-
Balance as of March 31, 2022	403,429
As of March 31, 2022	-
Cost	403,429
Accumulated depreciation	-
Net book value	403,429

Lease liabilities
Balance as of September 30, 2021	-
Additions during the period (Note 4)	403,429
Interest expense during the period	-
Payment during the period	-
Balance as of March 31, 2022	403,429

March 31, 2022
Commitments
2022	110,877
2023	232,232
2024	60,320
403,429

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

12.	INTANGIBLE ASSETS

	Technology	Customer relationships	Brand	Trademark	Total
Balance as of September 30, 2021	-	-	-	-	-
Additions during the period	31,168,000	40,226,000	9,226,000	10,000	80,630,000
Depreciation during the period	(59,774)	(110,208)	(17,694)	-	(187,676)
Balance as of March 31, 2022	31,108,226	40,115,792	9,208,306	10,000	80,442,324
As of March 31, 2022
Cost	31,168,000	40,226,000	9,226,000	10,000	80,630,000
Accumulated depreciation	(59,774)	(110,208)	(17,694)	-	(187,676)
Net book value	31,108,226	40,115,792	9,208,306	10,000	80,442,324

The intangible assets were acquired on March 25, 2022 at the Business Combination (Note 4).

13.	INVESTMENTS

On October 19, 2021, the Company made a strategic investment of $617,850 in FTX Trading Limited, a leading global cryptocurrency exchange, in the form of a private placement.

On November 24, 2021, the Company invested $253,540 (US$200,000) in Coral Capital Holdings LLC’s venture fund, which focused on Decentralized Finance, blockchain gaming, and digital asset infrastructure.

On December 20, 2021, Bitbuy invested $49,500 in Metaverse Group Limited, a leading vertically integrated real estate company focused on the metaverse economy.

On March 1, 2022, WonderFi subscribed for a convertible note in the amount of $1,100,000 with Coinberry Ltd. (“Coinberry”) bearing an interest rate of 4% per annum. This loan is convertible to the Coinberry’s common shares upon a change of control event.

The Company records its private company investments as financial assets at fair value through profit and loss. No unrealized gain or loss was recognized during the three and six months ended March 31, 2022, and 2021.

14.	RELATED PARTY TRANSACTIONS

The Company’s related parties consist of entities where the executive officers and directors of the Company are principals meaning their position in these entities results in their having control or significant influence over the financial or operating policies of these entities.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel are the Company’s executive management team and members of the Board of Directors.

Key management personnel compensation comprised of share-based compensation, and any salaries paid to these individuals.

During the three and six months ended March 31, 2022 and 2021, related party transactions were as follows:

	Three months ended March 31,		Six months ended March 31,
	2022	2021	2022	2021
Share-based payments (1)	1,985,205	576,330	2,624,709	576,330
Salaries and benefits (2)	621,783	-	814,920	-
Professional fees (3)	25,729	-	73,849	-
	2,632,717	576,330	3,513,478	576,330

(1)	The Company issued options and RSUs (Note 16 – (xix)(xx)(xxi)) to directors and key management personnel of the Company and recorded the share-based payments related to such issuances based on the vesting schedules.

(2)	Salaries and benefits paid to key management personnel during the six months ended March 31, 2022.

(3)	Avisar Everyday Solutions (“Avisar”) is related to the Company through a key management personal during the three and six months ended March 2022 and March 2021. Expense incurred for professional fees for three and six months ended were $25,729 and $73,849 respectively. As at March 31, 2022, all related party payable owed to Avisar was paid in full.

15.	TRADE AND OTHER PAYABLES

The Company has trade and other payables as follows:

	March 31, 2022	September 30, 2021
Liquidity provider loan, on demand, non-interest bearing	2,974,863	-
Other accounts payables and accrued liabilities	6,876,475	470,010
	9,851,338	470,010

16.	SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Issued

	Number of shares	Amount ($)
Balance as of September 30, 2021	60,910,825	28,619,942
Exercise of options and warrants (xix) (xx)	1,088,052	1,418,170
Conversation of restricted shares units (xxi)	188,333	199,165
Issuance of common shares through private placements (xiv) (xv)	32,270,001	62,503,123
Issuance of common shares for business combination: (xvii)	68,349,317	100,473,496
Issuance of common shares for services: (xvi, xviii)	3,689,145	5,511,505
Cancellation of shares (xxii)	(4,008,300)	(5,147,641)
Balance as of March 31, 2022	162,487,373	193,577,760

Balance as of January 30, 2021	-	-
Issuance of common shares through private placements (i) (ii) (iii) (v) (vi) (vii) (ix) (xi)	58,631,704	26,703,474
Issuance of common shares for services (iv)	461,537	115,384
Shares issued for debt (viii)	85,714	90,000
Shares of Austpro post consolidation of RTO (x)	1,700,206	1,700,206
Exercise of options and warrants (xii)	14,164	6,503
Conversation of restricted shares units (xiii)	17,500	4,375
Balance as of September 30, 2021	60,910,825	28,619,942

(i)	On January 30, 2021, the Company issued 15,000,000 common shares at $0.002 per share for total proceeds of $30,000 and recognized a share-based payments of $0.018 per share for an aggregate total of $300,000.

(ii)	On February 16, 2021, the Company completed a private placement with the issuance of 1,538,461 common shares of the Company at a price of $0.13 per share for total proceeds of $200,000.

(iii)	On March 5, 2021, the Company completed a private placement with the issuance of 7,460,000 common shares at a price of $0.25 per share for total proceeds of $1,865,000.

(iv)	On March 5, 2021, the Company issued 461,537 common shares to certain advisors to settle consulting fees of $115,384.

(v)	On April 14, 2021, the Company completed a private placement and issued 2,600,000 common shares for gross proceeds of $650,000.

(vi)	On May 21, 2021, the Company completed a private placement and issued 9,000,000 common shares for gross proceeds of $2,250,000.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

(vii)	On June 30, 2021, the Company completed a private placement and issued 5,318,243 common shares for gross proceeds of $5,584,155.

(viii)	On July 2, 2021, the Company issued 85,714 common shares to a service provider as a settlement for a promissory note valued at $90,000.

(ix)	Concurrent to completion of the Transaction (Note 1) on August 30, 2021, 17,715,000 common shares of the Company were issued for gross proceeds of $17,715,000. As part of the private placement the Company issued 960,575 agents warrants to certain agents. The fair value of the agents’ warrants have been measured using the Black-Scholes option pricing model at $501,420 and has been recorded as share issuance costs. The following assumptions were used in the calculation of agents’ warrants as per Black-Scholes option pricing model:

Weighted average assumptions
Share price at grant date (based on arm’s length financings completed)	$1.00
Exercise price	$1.00
Expected volatility (based on comparable publicly listed entities)	100%
Expected life	2 years
Expected dividends	Nil
Risk-free interest rate	0.32%

(x)	On August 30, 2021, the Company completed the Reverse Takeover Transaction (Note 1), and as part of the closing of the Transaction, Austpro consolidated its issued and outstanding shares to 1,700,206 common shares of the Company and changed its name to WonderFi on August 25, 2021. WonderFi issued 59,188,675 common shares of the Company to the shareholders of Defi on a 1:1 basis on August 30, 2021.

(xi)	The Company incurred cash-based share issuance costs of $1,359,261 regarding the private placements during the period from January 30, 2021 to September 30, 2021.

(xii)	A total of 14,164 stock options were exercised for 14,164 common shares of the Company for cash proceeds of $3,542 during the period from January 30, 2021, to September 30, 2021.

(xiii)	A total of 17,500 common shares of the Company were issued to an employee of the Company as per the RSUs granted during the period from January 30, 2021, to September 30, 2021 at the fair value of $4,375.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

(xiv)	On October 26, 2021, the Company completed a private placement with issuance of 13,520,001 units (“Units”) at a price of $1.95 for aggregate gross proceeds to the Company of $26,364,002. Each Unit consists of one common share of the Company (and one-half of one common share purchase warrant (“Warrant”) of the Company. Each Warrant is exercisable to acquire one Common Share of the Company at an exercise price of $2.55 for a period of 36 months from the issuance date. The Company incurred cash-based share issuance costs of $2,206,348 regarding the private placement. As part of the private placement, the Company also issued 910,503 broker warrants to certain agents. Each broker warrant is exercisable to acquire one common share and one-half of one common share purchase warrant of the Company at an exercise price of $2.55 for a period of 36 months from the issuance date. The fair value of the broker warrants has been measured using the Black-Scholes option pricing model at $1,173,887 and has been recorded as share issuance costs. The following assumptions were used in the calculation of broker warrants as per Black-Scholes option pricing model:

Weighted average assumptions
Share price at grant date	$1.95
Exercise price	$1.95
Expected volatility (based on comparable publicly listed entities)	100%
Expected life	3 years
Expected dividends	Nil
Risk-free interest rate	0.94%

(xv)	On February 4, 2022, the Company completed a private placement with the issuance of 18,750,000 Units at a price of $2.40 per unit for aggregate gross proceeds to the Company of $45,000,000. Each Unit consists of one common share of the Company and one-half Warrant of the Company. Overallotment Warrants of 808,333 were also issued. Each Warrant is exercisable to acquire one Common Share of the company at an exercise price of $3.10 until February 4, 2024. The fair value of the Warrants and Overallotment Warrants has been measured at $1,875,000 and $151,168. The Company incurred cash-based share issuance costs of $3,375,436 with respect to the private placement. As part of the private placement, the Company also issued 1,151,042 broker warrants and 26,271 overallotment broker warrants to certain agents. Each broker warrant is exercisable to acquire one common share and one-half Warrant of the Company at an exercise price of $3.10 until February 4, 2024. The fair value of the broker warrants has been measured at $230,208 has been recorded as share issuance costs.

(xvi)	On February 7, 2022, the Company issued 1,000,000 common shares to advisors as consulting fees totaling $1,780,000.

(xvii)	On March 25, 2022, WonderFi issued 68,349,317 common shares of the Company to the shareholders of FLC on a 2.3528:1 basis with respect to the Business Combination (Note 4). The Company also issued 1,650,683 common shares in broker fees totaling $2,426,504.

(xviii)	On March 25, 2022, the Company issued 1,000,000 common shares to advisors as consulting fees totaling $1,230,000.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

(xix)	A total of 546,375 stock options were exercised for 546,375 common shares of the Company for cash proceeds of $275,674 during the six months ended March 31, 2022.

(xx)	A total of 541,667 warrants were exercised for 541,667 common shares of the Company for cash proceeds of $541,667 during the six months ended March 31, 2022.

(xxi)	A total of 188,333 common shares of the Company were issued to the employees, and directors of the Company upon vesting of the RSUs at the fair value of $199,165.

Normal Course Issuer Bid

(xxii)	On February 17, 2022, the Company announced its intent to commence a Normal Course Issuer Bid (“NCIB”). As at March 31, 2022, the Company repurchased 4,008,300 of its common shares on the open market through its broker at an average purchase price of $1.28 per share. Of these common shares, 607,900 were cancelled on February 28, 2022, and 3,400,400 were cancelled on March 31 ,2022.

Options

The Company issued share options to the key management personnel and Directors to purchase shares in the Company.

The Company has established a Stock Option Plan under which, the Board of Directors may, from time to time, grant options to directors, officers, employees, or consultants of the Company. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company. Under the Stock Option Plan, the exercise price of an option cannot be lower than the closing price on the NEO Exchange on the trading date preceding the date of grant. Each stock option and all rights thereunder shall be expressed to expire on the date as set out in the option agreement or the maximum term of 10 years, whatever comes earlier.

During the six months ended March 31, 2022, the Company granted options to its directors, officers, employees, and consultants to acquire a total of 4,815,000 common shares at exercise prices ranging from $1.37 to $2.45 per common share. All options granted vest 8.33% every 3 months for a period of 36 months.

The weighted average inputs used in the measurement of the fair values at grant date of the stock options are as follows:

Weighted average assumptions
Share price at date of grant	$2.15
Exercise Price	$2.11
Volatility	100%
Expected Life	3
Dividends	Nil
Risk free Rate	1.53%

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The Company recorded a total of $1,611,389 and $2,103,490 respectively as share-based payments during the three and six months ended March 31, 2022 (three and six months ended March 31, 2021 – $nil), based on the graded vesting schedule of such stock options.

A summary of the Company stock options as at and during the six months ended March 31, 2022, is as follows:

	Number of options	Weighted Average exercise price	Weighted Average Life
Balance as of September 30, 2021	2,159,720	0.61	4.68
Granted	4,815,000	2.11
Exercised	(546,375)	0.51
Expired / cancelled / forfeited	(625,844)	0.73
Balance as of March 31, 2022	5,802,501	1.85	4.68
Vested Mar 31, 2022	353,642	0.79	4.27

Balance as of January 30, 2021	-	-	-
Granted	2,460,000	0.56
Exercised	(14,164)	0.25
Expired / cancelled / forfeited	(286,116)	0.25
Balance as of September 30, 2021	2,159,720	0.61	4.68

Restricted Share Units

The Board of Directors may, from time to time, award RSUs to directors, officers, and employees. Under the incentive plan the maximum number of shares the Company is entitled to issue from treasury for payments in respect of awards of stock options and RSUs cumulatively should not exceed 10% of the total number of shares issued and outstanding. Upon vesting, the awardees of the RSUs will receive one common share of the Company for each RSU held. These RSUs include service conditions only.

During the six months ended March 31, 2022, the Company granted 1,712,500 (January 30, 2021 to September 30, 2021 - $1,730,000) RSUs to the key management personnel that entitles the holders to receive common shares of the Company equal to the number of RSUs vesting on each Vesting Date.

The vesting of RSUs is based on the following service condition schedule:

Number of RSUs Granted	Fair Value per RSUs ($)	First Vesting Date	Vesting Criteria
1,450,000	1.05	29-Oct-21	10% every 3 months
280,000	0.25	23-Sep-21	6.25% every 3 months
100,000	2.39	19-Jan-22	8.33% every 3 months
460,000	2.39	19-Apr-22	8.33% every 3 months
300,000	1.96	07-May-22	8.33% every 3 months
50,000	1.31	21-Feb-22	100% on grant
660,000	1.31	21-May-22	8.33% every 3 months

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

During the six months ended March 31, 2022, a total of 188,333 common shares of the Company were issued to the employees, and directors of the Company upon vesting of the RSUs.

A summary of the Company’s RSUs as at and during the six months ended March 31, 2022, is as follows:

Number of RSUs
Balance as of September 30, 2021	1,712,500
Granted	1,570,000
Vested and Issued	(188,333)
Balance as of March 31, 2022	3,094,167

Balance as of January 30, 2021	-
Granted	1,730,000
Vested and Issued	(17,500)
Balance as of September 30, 2021	1,712,500

The Company recorded a total of $845,486 and $1,201,146 respectively as share-based payments based on the graded vesting schedule of the granted RSUs during the three and six months ended March 31, 2022 (three and six months ended March 31, 2021 - $370,334).

Warrants

A summary of the Company’s warrants as at and during the six months ended March 31, 2022, is as follows:

Number of Warrants
Balance as of September 30, 2021	960,575
Granted	19,031,150
Exercised	(541,677)
Expired / cancelled / forfeited	-
Balance as of March 31, 2022	19,450,048

Balance as of January 30, 2021	-
Granted	760,575
Exercised	-
Expired / cancelled / forfeited	-
Balance as of September 30, 2021	760,575

The Company recorded a total of $1,329,094 as share issuance costs for the warrants granted during the six months ended March 31, 2022.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Escrow Shares

The Company established a Pooling Agreement, upon which the shares of the Company are held in an escrowed schedule and are not allowed to be traded until they are released as per the escrow schedules.

Pooled shares that were originally issued at $0.002 per share and have not been transferred for a value of $0.25 or greater shall be released as follows:

Release Date	Percentage to be released
August 30, 2021	25%
February 28, 2022	25%
August 30, 2022	25%
February 28,2023	25%

Pooled shares that were originally issued at $0.13 per share shall be released as follows:

Release Date	Percentage to be released
August 30, 2021	25%
December 30, 2021	25%
April 30, 2022	25%
August 30, 2022	25%

Pooled shares for the Business Combination (Note 4) shall be released as follows:

Number of Pool Shares	First Release Date	Release Policy
43,135,884	March 25, 2022	8.33% every month
23,277,501	July 25, 2022	25% every 4 months
1,935,928	March 25, 2023	100%

As at March 31, 2022, a total of 70,246,132 (September 30, 2021 – 12,403,846) shares remain in escrow as part of the pooling agreement.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

17.	ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Six months ended March 31,
Changes in non-cash working capital items	2022	2021	2022	2021
Cash acquired at Business Combination	376,398	-	376,398	-
Trade and other receivables	(138,898)	(1,044)	(251,930)	(1,044)
Prepaids	663,817	-	515,629	-
Trade and other payables	(764,454)	34,856	(271,262)	34,856
Digital Asset inventory	4,380	-	4,380	-
Income tax receivable	-	(28,640)	-	(28,640)
	141,243	5,172	373,215	5,172

18.	SEGMENT INFORMATION

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments. The chief operating decision-maker has been identified as the Chief Executive Officer. The company has two operating and reportable segments: Decentralized Finance (“WonderFi”) and Centralized Finance (“Bitbuy”).

	Three months ended March 31, 2022
	WonderFi	Bitbuy	Total
Revenues	-	253,979	253,979
Salaries and wages	1,488,624	187,654	1,676,278
Professional fees and consulting	7,729,938	150,914	7,880,852
Share-based payments	2,632,792	-	2,632,792
Marketing	1,395,742	76,633	1,472,375
Bank and transaction fees	21,276	96,369	117,645
Other general and administrative expenses (income)	510,772	(83,751)	427,021
Segment loss	(13,779,144)	(173,839)	(13,952,983)

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

	Three and six months ended March 31, 2021(1)
	WonderFi	Bitbuy	Total
Revenues	-	-	-
Salaries and wages	-	-	-
Professional fees and consulting	25,496	-	25,496
Share-based payments	395,528	-	395,528
Marketing	1,853	-	1,853
Bank and transaction fees	277	-	277
Other general and administrative expenses (income)	20,950	-	20,950
Segment loss	(444,104)	-	(444,104)

	Six months ended March 31, 2022
	WonderFi	Bitbuy	Total
Revenues	-	253,979	253,979
Salaries and wages	1,614,257	187,654	1,801,911
Professional fees and consulting	10,012,108	150,914	10,163,022
Share-based payments	3,480,554	-	3,480,554
Marketing	2,835,531	76,633	2,912,164
Bank and transaction fees	47,645	96,369	144,014
Other general and administrative expenses (income)	1,483,803	(83,751)	1,400,051
Segment loss	(19,473,898)	(173,839)	(19,647,737)

(1) Prior year table represents January 30, 2021 to March 31, 2021 result as the Company incorporated on January 30, 2021 (Note 1).

19.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value measurements

IFRS 13, Fair-Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of March 31, 2022, the fair value of cash held by the Company and funds held in trust was based on Level 1 of the fair value hierarchy. Digital Assets are measured using Level 2 fair values, and other investments are measured using Level 3 inputs. There was no movement of financial instruments between levels during the period.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The Company determined that the carrying values of its short-term financial assets and liabilities approximate the corresponding fair values because of the relatively short periods to maturity of these instruments and the low credit risk.

Financial risk management

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adhere to market conditions. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company’s exposure to each of the risks and the Company’s objectives, policies, and processes for measuring and managing these risks. Further quantitative disclosures are included as applicable.

The Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Currency risk

The Company’s expenses are primarily denominated in Canadian dollars. The Company’s corporate offices are based in Canada and current exposure to exchange rate fluctuations is minimal. As at March 31, 2022, the Company was exposed to currency risk through the cash held that is denominated in US dollars.

Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The fair value interest rate risk on bank deposits is insignificant as the deposits are short term. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and funds held in trust. To minimize the credit risk, the Company places its cash with major financial institutions. The Company uses the services of Coinbase and BitGo for its Digital Assets. Coinbase and BitGo are considered one of the largest global custodians for Digital Assets. The Company does not self-custody its Digital Assets. In addition, the Company is subject to credit risk in relation to the balances of its investments. To minimize the credit risk on the investments, the Company regularly monitors its investments.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Price and concentration risk

Price risk is the risk of dispositions of investments at less than favourable prices due to unfavourable market conditions. The Company is exposed to price and concentration risk on its investment in Digital Assets.

Counterparty Risk

Counterparty risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including those associated with long-term deposits and equipment prepayments. The Company is exposed to counterparty risk primarily through its significant deposits.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. In the management of liquidity risk of the Company, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations.

Digital currencies risk

Digital Asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and global political and economic conditions. A decline in the market prices for Digital Assets could negatively impact the Company’s future operations. The Company holds Digital Assets on Coinbase and BitGo with a total value of $17,739,547 (September 30, 2021 - $4,110,325). At March 31, 2022, had the market price of the Company’s holdings of Digital Assets changed by 10% with all other variables being constant, the corresponding Digital Asset value change would amount to approximately $1,773,955.

Bitbuy users’ fiat balances are held with a number of financial institutions which are commonly used by the larger participants in the Digital Asset industry.

Some fiat and Digital Assets of Bitbuy are held on account with various third-party Digital Asset trading platforms. These deposits are held on account to allow for successful completion of user purchases and sales of Digital Assets. These Digital Assets are transferred to Bitbuy’s digital custodian accounts and fiat funds are transferred to financial institutions on an ongoing basis.

20.	LOSS PER SHARE

No diluted loss per share has been calculated for the three and six months ended March 31, 2022 and 2021, given the Company’s loss position, as the effect would be antidilutive. Basic loss per share is calculated by dividing the net loss by the weighted average number of shares.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The Basic and fully diluted loss per share for the three and six months ended 2022 and 2021 are as follows:

	Three months ended March 31,
	2022			2021
	Net loss	weighted average # of shares	Loss per share	Net loss	weighted average # of shares	Loss per share
Basic and fully diluted loss per share	(13,952,983)	92,839,030	(0.15)	(415,464)	19,535,230	(0.02)

	Six months ended March 31,
	2022			2021
	Net loss	weighted average # of shares	Loss per share	Net loss	weighted average # of shares	Loss per share
Basic and fully diluted loss per share	(19,647,737)	81,866,596	(0.24)	(415,464)	19,535,230	(0.02)

21.	SUBSEQUENT EVENTS

On April 18, 2022, WonderFi announced that it has entered into a definitive agreement to acquire Coinberry, one of Canada’s leading crypto asset trading platforms and Canada’s first pure-play licensed crypto broker. The transaction is valued at approximately $38.3 million in an all-stock deal and is expected to close in Q2 2022. Under the terms of the agreement, the consideration to Coinberry shareholders will consist of 29,107,000 net newly issued common shares of WonderFi, as maybe adjusted pursuant to the definitive agreement.

22.	COMPARATIVE FIGURES

These interim financial statements have been re-classified, where applicable, to conform to the presentation format used in the current year. These changes have had no impact on prior year earnings.